

COPY

T. Rhys James
Direct Dial: 804.525-1780
Main Phone: 804-423-921

rjames@kv-legal.com

**Kaplan Voekler
Cunningham & Frank** PLC

October 15, 2013

<u>**VIA FEDEX OVERNIGHT**</u>

Jessica Barberich
Assistant Chief Accountant
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

> Re: **Allegiancy, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 15, 2013**
> **File No. 024-10354**

Dear Ms. Barberich:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated August 26, 2013 (the "Comment Letter") to the Issuer's Amendment No. 1 to its Offering Statement on Form 1-A filed on August 5, 2013 (the "Amended Offering Statement") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. Enclosed herewith for filing, please find seven copies of Amendment No. 2 to the Offering Statement ("Amendment No. 2"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 2, each marked to show changes against the Amended Offering Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer. All page references in the responses are to pages of Amendment No. 2.

General

Commission's Comment No. 1. *We note your response to comment 3 of our comment letter dated July 10, 2013. We continue to believe that the issuer's conversion of the Class A units to Class B units at the end of 5 years should be integrated with the offering registered on the Form 1-A. Please revise your disclosure throughout your offering statement to include the Class B units.*

Issuer's Response:

In response to the Staff's comment, the Issuer revised the disclosure throughout the offering statement to indicate that the Issuer's Class B Units, into which the Class A Units may be converted by the Issuer after five years, are also being offered pursuant to the offering statement.

Commission's Comment No. 2. *We note your response to comment 6 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. We continue to note that throughout your offering statement you refer to RMA as your wholly owned subsidiary and reference the business and assets of RMA as your own. For example only, we note your disclosure in your "Risk Factors" section starting on page 12. Please revise your disclosure throughout your offering statement, as appropriate, to reflect the fact that RMA is not currently your subsidiary. Further, we note that you may waive the closing conditions related to the acquisition of RMA. Please disclose the conditions that you may waive, what steps you would need to take in order to waive the conditions, and the circumstances under which you would waive the conditions. Please add risk factor disclosure as appropriate.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the disclosure throughout the offering statement to clarify that RMA is the Issuer's prospective subsidiary and will only become its wholly-owned subsidiary upon the closing of the contribution of RMA to it. Further, please see the revised disclosure on page 38 of Amendment No. 2 setting forth the closing conditions to the Issuer's acquisition of RMA. As set forth on page 38 and elsewhere in Amendment No. 2, the Issuer's board of managers has the discretion to waive any closing conditions, provided that the Issuer's independent manager approves. In addition, the Issuer has added additional risk disclosure on page 18 of Amendment No. 2 regarding the potential incentive for its board to waive closing conditions.

Commission's Comment No. 3. *Please ensure that your disclosure is consistent throughout your offering statement. For instance, we note that on page iii of your offering circular and elsewhere you disclose that the amount of 4.6% of the number of offered units sold in the applicable closing will underlie each underwriter warrant. However, in footnote (1) on*

page iii of your offering circular, you disclose that the number of Class A units equal to 10% of the number of offered units sold in the offering will underlie the underwriter warrants. Please revise your disclosure as appropriate or advise.

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page iii of Amendment No. 2.

Part I – Notification, page ii

Item 1. Significant Parties, page ii

Commission's Comment No. 4. *We note your response to comment 10 of our letter dated July 10, 2013. Please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by the other entities listed in this section, including, but not limited to, Item 1(g). Further, please explain to us your relationship to these entities, and the affiliation between any of the entities and REVA Management Association.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure in Items 1(d), 1(e), 1(f) and 1(g) to disclose the names of the individuals who, directly or indirectly, have or share voting and/or investment power with respect to the entities listed. The Issuer is related to these entities because either Stevens M. Sadler, Christopher K. Sadler, or both of them, directly or indirectly control these entities. Therefore, the Issuer is affiliated with them by virtue of being under common control. REVA Management Advisors is also affiliated with these entities by virtue of being under common control with them. In addition, Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, each currently own a 50% membership interest in RMA, which each of them will contribute to the Issuer concurrent with the initial closing of the offering, subject to the applicable closing conditions.

Item 6. Other Present or Proposed Offerings, page xi

Commission's Comment No. 5. *We note your response to comment 12 of our comment letter dated July 10, 2013. We continue to believe that the sale of the membership interests of RMA owned by Continuum Capital, LLC and Chesapeake Realty Advisors, LLC to you needs to either be registered under the Securities Act of 1933 or exempt. Please indentify the exemption that Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will rely upon in connection with the sale of these securities or advise.*

Issuer's Response:

As set forth in further detail on page xiv of Part I of Amendment No. 2, Continuum Capital, LLC and Chesapeake Realty Advisors, LLC are relying on the exemption from registration found in Section 4(a)(1) of the Securities Act of 1933 in respect of their sale of membership interests in RMA to the Issuer.

Part II – Offering Circular, page i

Who May Invest, page 1

Commission's Comment No. 6. *We note your response to comment 49 of our comment letter dated July 10, 2013 and the related revisions to Appendix B of your offering circular. Please revise your disclosure on page 1 and elsewhere regarding your subscription agreement to include a statement that by making any representations subscribers have not waived any right of action they may have under the applicable federal securities laws, that any such waiver would be unenforceable and that you intend to assert the representations the subscribers make as a defense in any subsequent litigation.*

Issuer's Response:

In response to the Staff's comment, in its Amendment No. 2, the Issuer has revised its disclosures on pages 2, 4 and 23 of the offering statement to include the following revised language:

"By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable."

Summary of the Offering Circular, page 5

Commission's Comment No. 7. *We note your response to comment 4 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your definition of the "initial closing" to describe your and your dealer-manager's considerations in making the "mutual determination to close." In addition, please clarify whether the "mutual determination to close" is with respect to the offering or the acquisition of RMA. Additionally, please revise your cover page, and other disclosure as appropriate, to specify the date on which you will terminate your offering.*

Issuer's Response:

On page 5 of Amendment No. 2, the Issuer has revised the definition of "initial closing" to be the earliest date on which the Issuer and its dealer-manager have mutually determined that subscription agreements have been accepted and accompanying funds have been received for the minimum offering amount of 250,000 Class A Units, or $2,500,000, and all closing conditions for the Issuer's acquisition of RMA have been satisfied or waived. The Issuer has also revised its

disclosures in Amendment No. 2 to clarify that the offering will terminate on the later of the date which is sixty (60) days following the date of the initial closing or January 31, 2014. Such revised disclosures are located on pages i, v, 4, 5, and 23-24 of Amendment No. 2.

Commission's Comment No. 8. *Please include disclosure here and in your "Risk Factors" section to explain that you will not be required to provide disclosure pursuant to the Securities Exchange Act of 1934.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's additional disclosure on pages 10 and 20 of Amendment No. 2.

Securities Offered, page 7

Commission's Comment No. 9. *We note your response to comment 22 of our letter dated July 10, 2013. It is unclear how an investor will be able to determine when you are offering redemption if you are "under no obligation" to inform an investor of a pending redemption date. Please revise your disclosure to clarify that you will provide notice.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosures on pages 8 and 41 of Amendment No. 2.

Risk Factors, page 12

Commission's Comment No. 10. *We note your response to comment 9 of our comment letter dated July 10, 2013, and the summary risk factors you included on the cover page of your offering circular. Please ensure that the risks you indentified on the cover page are also included in the "Risk Factors" section starting on page 12. For example only, we were unable to locate the "There are conflicts of interest related to the contribution of RMA to us and the control . . . " summary risk factor in the "Risk Factors" section. Please revise your disclosure as appropriate or advise.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the summary risk factor disclosure on page ii to ensure that all risks discussed in the summary risk factor disclosure are also discussed in the "Risk Factors" section.

Commission's Comment No. 11. *We note your response to comment 24 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your disclosure to clarify that you have included all material risks in this section.*

Issuer's Response:

In response to the Staff's comment, the Issuer has added a provision to the introductory paragraph of the "Risk Factors" section commencing on page 12 stating that, to the best of the Issuer's knowledge, all material risks have been included in that section.

You will have only limited "major decision" rights regarding our . . . page 16

Commission's Comment No. 12. *We note your response to comment 27 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please also revise your disclosure to include a cross-reference to the section in which "Supermajority" is defined or revise your disclosure to include the definition here.*

Issuer's Response:

In response to the Staff's comment, on page 16 of Amendment No. 2, the Issuer has added a reference to the location in the offering statement of the definitions for "Supermajority of the Class A Members" and "Supermajority of the Members."

Estimated Use of Proceeds, page 24

Commission's Comment No. 13. *We note that you will receive interest on proceeds held in your escrow account upon the sale of the minimum offering amount. Please revise your use of proceeds table to include an estimate of the interest you may receive.*

Issuer's Response:

The Issuer estimates that it will earn approximately $100 in interest on the proceeds held in its escrow account between the date on which the offering commences and the date of the initial closing of the offering. Accordingly, in Amendment No. 2, the Issuer has revised the "Estimated Use of Proceeds" table on page 24 of the offering statement by adding a footnote to reflect this amount and to disclose that the interest amount is not included in "Net Proceeds."

RMA's Operations, page 25

Commission's Comment No. 14. *We note your response to comment 33 of our comment letter dated July 10, 2013, and your revised disclosure clarifying that twelve out of the thirty-two managed buildings are owned by affiliates. Please also discuss the relative amount of revenues*

RMA derives from the twelve buildings owned by affiliates as compared to its total amount of management revenues.

Issuer's Response:

In response to the Staff's comment, on page 26 of Amendment No. 2, the Issuer has disclosed that approximately 31% of RMA's annual gross revenue is generated by the twelve managed buildings which are owned by affiliated entities.

Commission's Comment No. 15. *We note your disclosure on page F-13 which states that you intend to pay off the line of credit with cash on hand prior to close. Please expand your disclosure regarding RMA's operations to discuss the line of credit that you intend to pay off. Also, explain whether you will still have availability under this line of credit going forward and disclose the terms of the arrangement. Please also confirm that RMA currently has enough cash on hand to cover the outstanding amount of the line of credit.*

Issuer's Response:

The line of credit was paid in full as of October 4, 2013. RMA has been released from any obligation or liability under the line of credit as of October 4. The pay off was not made by RMA, but rather by an affiliate. None of RMA's cash was used to pay off the line of credit. The footnote to the pro forma balance sheet has been revised to reflect the release of RMA from liability or obligation under the line of credit.

While RMA was a borrower under the line of credit, the funds from this line of credit were used in the operations of other affiliated businesses, not for the operations of RMA. Because this line of credit has not been historically used in RMA's business and RMA no longer has any obligation under the line of credit, the Issuer does not believe that disclosure regarding the terms or availability of the line of credit are necessary or appropriate.

Management, page 29

Commission's Comment No. 16. *We note your response to comment 36 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your disclosure to briefly describe any arrangement or understanding between any individual that will serve on your board of managers and/or as your officer and any other person, pursuant to which such individual was selected or is to be nominated to the indentified office and/or position. Please refer to Item 8(a) of Offering Circular Model B of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on page 30 to indicate all understandings or arrangements between the Issuer and the individuals selected to serve on its board of managers or as its officers

Biographical Information, page 29

Commission's Comment No. 17. *We note your response to comment 37 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. For each of the prior business experiences disclosed for each of your managers and executive officers, please identify the month and year in which the experiences ended. In addition, for David L. Moore, please identify the nature of the responsibility he has undertaken in his prior positions.*

Issuer's Response:

In response to the Staff's comment, on pages 30-31 of Amendment No. 2, the Issuer has added the ending months and years for the prior business experiences for each of the Issuer's managers and executive officers. The Issuer has also added disclosures for David L. Moore identifying the nature of his responsibilities for the position he has held since January 2006.

Capitalization, page 34

Commission's Comment No. 18. *We note your response to comment 40 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. We note that Mr. Stevens Sadler has voting and investment power with respect to the units owned by Continuum Capital, LLC and that Mr. Christopher Sadler has voting and investment power with respect to the units owned by Chesapeake Realty Advisors, LLC. Please revise your disclosure in the ownership tables to reflect these ownership interests in the rows concerning the security ownership of Mr. Stevens Sadler, Mr. Christopher Sadler, and the officers and managers as a group. Please also include footnote disclosure to identify the entities that own these units.*

Issuer's Response:

Item 10(a) of Form 1-A requires that the securities of the Issuer held of record by officers and directors of the Issuer be disclosed in tabular format. Because neither Stevens M. Sadler nor Christopher K. Sadler holds the shares of record, we do not believe that including the ownership interests owned by Continuum and Chesapeake in their respective ownership rows is appropriate. In addition, Stevens M. Sadler has voting and investment power with respect to the units owned by Continuum by virtue of being Continuum's sole manager, but he does not own any of the securities of Continuum. Christopher K. Sadler has voting and investment power with respect to the units owned by Chesapeake, but he does not own any of the securities of Chesapeake.

For the above reasons, the Issuer believes that the disclosure of Continuum and Chesapeake as the record holders of the Issuer's units together with the revised footnotes to the tables found on pages 35-36 is the appropriate disclosure regarding the ownership of the Issuer's securities.

Ownership or Control of Properties Managed by RMA by Stevens M . . . page 37

Commission's Comment No. 19. *We note your response to comment 41 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. With regard to the disclosure of the RMA management contracts that are with affiliated entities, please, where practicable, identify the dollar amount of the relevant related person's interest in each of the contracts.*

Issuer's Response:

The Issuer does not believe it practicable to determine a dollar value of the related persons' interest in the management contracts. Each related person who is interested in an RMA management contract is an owner, directly or indirectly, of a property for which RMA has been contracted to manage. However, the value of each management contract to each related person is not practicable to determine because the performance of the related person's property in the absence of the management contract with RMA is unknown. Therefore, it is not practicable to determine the dollar amount of a related person's interest in the contracts.

Description of Offered Securities, page 39

Commission's Comment No. 20. *We note your disclosure that no member may "voluntarily withdraw from [your] company or demand a return of its capital contribution." Please reconcile this disclosure with your disclosure regarding your redemption plan and your disclosure regarding a member's ability to transfer its units.*

Issuer's Response:

In response to the Staff's comment, on page 39 of Amendment No. 2, the Issuer has revised its disclosure in the last paragraph of the section titled "General" to clarify that no member of the Issuer may demand a return of its capital contribution by the Issuer, except in the event of a redemption of Class A Units, and that a member may only voluntarily withdraw from the Issuer pursuant to a redemption or transfer of its units.

Commission's Comment No. 21. *We note your response to comment 43 of our comment letter dated July 10, 2103 and the related revisions to your offering statement. We are still unable to locate the disclosure required by Item 12(c) of Offering Circular Model B of Form 1-A*

concerning the Class A unitholders' right to purchase Class B units and the underwriter warrants that are being offered. Please revise your disclosure as appropriate or advise.

Issuer's Response:

In response to the Staff's comment, please see the Issuer's disclosures under the subheading "Conversion to Class B Units" on page 44 and "Underwriter Warrants" on page 45.

Pro Forma Financial Statements, page F-8

Commission's Comment No. 22. *We have reviewed your revised pro forma financial statements, and reissue our prior comment, in part. Please revise your pro forma financial statements to comply with the requirements of Part F/S, (4) Pro Forma Financial Information, of Form 1-A. In your revised columnar presentation, please clearly indicate the periods presented, and confirm that the complete financial statements are included for all periods presented. Also, please revise to present the pro forma balance sheet as of the end of the most recent interim period presented in the historical financial statements of RMA (i.e., March 31, 2013).*

Issuer's Response:

The Issuer has revised the pro forma balance sheet so that it is as of March 31, 2013, the most recent interim period presented. The Issuer confirms that the complete financial statements are included for all periods presented, including the pro forma balance sheet as of March 31, 2013, the pro forma statement of operations for the period from January 1, 2013 to March 31, 2013, and the pro forma statement of operations for the year ended December 31, 2012. The periods presented are clearly indicated in the header of each statement.

Commission's Comment No. 23. *Please revise your pro forma offering proceeds to reflect only the minimum offering proceeds.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the pro forma offering proceeds to reflect the minimum offering proceeds.

Commission's Comment No. 24. *We note your response to comment 47 of our letter dated July 10, 2013. It is unclear how you concluded that the acquisition of RMA should be accounted for as a business combination under ASC 805. Please tell us which party you indentified as the acquiring entity and the basis for your conclusion. Please also tell us your consideration of whether Allegiancy, LLC is a business. It appears that the acquisition of RMA may represent a capital transaction in substance and that the acquisition method does not apply. Please advise us further and revise as necessary.*

Issuer's Response:

Upon further consideration of ASC 805-10-55-15, the Issuer has concluded that Allegiancy, LLC is not substantive, and therefore the combination of Allegiancy, LLC with RMA should be accounted for as a capital transaction. The Issuer has revised the pro forma disclosures accordingly.

Commission's Comment No. 25. *You disclose on page F-13 that the estimated proceeds from the Class B common units will be used to acquire the assets of RMA. It is unclear what "proceeds" you are referring to since the rest of your disclosure indicates that RMA will be purchased through an exchange of equity units with no cash consideration. Please advise and revise.*

Issuer's Response:

The Issuer has revised the language in the notes to the pro forma financial statements and removed any indication of cash proceeds from the Class B Units consistent with other disclosures in the Form 1-A.

REVA Management Advisors, LLC

Historical Unaudited Financial Statements

Commission's Comment No. 26. *Please revise to include complete financial statements including the accompanying footnotes. Also, please clearly state in the footnotes, if true, that the financial statements are presented in accordance with US GAAP.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the historical unaudited financial statements of RMA located on pages F-8 through F-39.

Commission's Comment No. 27. *It appears that you present your management revenues on a gross basis rather than net of the management fees you incur for third party property management. Please provide us with your analysis of the appropriateness of this gross presentation and cite the specific guidance you relied upon. For reference, see ASC 605-45-45.*

Issuer's Response:

RMA is under contract to each property owner to provide services on a fee basis. These management contracts provide that services may be subcontracted where appropriate or necessary and RMA does utilize subcontractors to provide numerous services to properties including HVAC and Mechanical services, legal services, landscaping services, janitorial services, property maintenance services, elevator maintenance services, tax appeal services,

leasing services, facilities management services and more. In light of the extensive and variable number of vendors providing services at each different property and upon the recommendation of our outside accountants pursuant to generally accepted accounting principles (GAAP rules), RMA has determined it is both more appropriate and more clear to account for these items under a cost of goods sold (COGS) methodology. Recording the gross fees received comports with how the business is actually operated since RMA receives the full fee and then pays its vendors (all of whom are under contract to RMA not the property owners) based on approved invoices received from same. The Issuer believes this methodology is more accurate and more helpful in allowing outside parties to understand the business operation.

Appendix C – Table of RMA's Portfolio under Management

Commission's Comment No. 28. *We note your response to comment 33 of our comment letter dated July 10, 2013 and the related revisions to your offering statement. Please revise Appendix C to indicate that the properties marked with an asterisk are properties owned by RMA's affiliates or advise. Please identify the affiliate that owns the respective property. Please also revise Appendix C to include explanations of the meanings of the double asterisks and triple asterisks in the table.*

Issuer's Response:

In response to the Staff's comment, the Issuer has identified each affiliate that owns a property which is managed by RMA, and the Issuer has indicated that the properties marked with asterisks are owned by affiliates. Further, the Issuer has set forth the meanings of the double and triple asterisks.

Commission's Comment No. 29. *We note your response to comment 34 of our comment letter dated July 10, 2013 and the related revisions to Appendix C. Please revise your disclosure in Appendix C to explain that the asset management section concerns fees that you will receive and that the property management section concerns fees that you will pay to third parties or advise.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised Appendix C to indicate that the asset management fees concern fees that will be received and the property management fees concern fees that will be paid.

Commission's Comment No. 30. *Please add a column to your property management agreement section to identify the term of these agreements, including the date the agreement commenced and the date the agreement will expire.*

Issuer's Response:

In response to the Staff's comment, on <u>Appendix C</u> of Amendment No. 2, the Issuer has added a column which now provides the commencement and expiration dates for the property management agreements which RMA has entered into with third party property managers.

Part III – Exhibits

Exhibit Index

Commission's Comment No. 31. *We note your response to comment 51 of our comment letter dated July 10, 2013 and the related revisions to your exhibit index. We note that you have indentified that the sales materials in exhibit 12 were previously filed. However, we are unable to locate where this exhibit was filed. Please file this exhibit as promptly as possible or advise.*

Issuer's Response:

The Issuer apologizes for the error in its Exhibit Index. The Issuer does not expect to use or file any sales materials in connection with this offering. Therefore, the Issuer has eliminated sales material from its Exhibit Index.

Signatures

Commission's Comment No. 32. *We note your response to comment 52 of our comment letter dated July 10, 2013 and the related revisions to your offering statement. Because Mr. Stevens Sadler is your only executive officer at this time, please also indicate that he is signing the offering statement in the capacity of the chief financial officer as well as chief executive officer and manager.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its signature page to indicate that Stevens M. Sadler is executing the offering statement in the capacity of Chief Financial Officer as well as Chief Executive Officer and Manager.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to my office. For your convenience, I have included a self-addressed, stamped envelope.

Thank you for your continued cooperation. To the extent you have any questions or need further information, please do not hesitate to call me. Please also be advised that if you are attempting to call me on or after Monday, October 21, my phone number will have changed to (804) 823-4041.

Very truly yours,



T. Rhys James

Enclosures

cc: Stevens M. Sadler *(via electronic mail)*
        Robert R. Kaplan, Jr., Esq. *(via electronic mail)*
        Christopher J. Lange, Esq. *(via electronic mail)*
        Alyson M. Harter, Esq. *(via electronic mail)*